

Mail Stop 3561

April 6, 2017

Terry K. Spencer
Chief Executive Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

   Re: ONEOK, Inc.
     Registration Statement on Form S-4
     Filed March 7, 2017
     File No. 333-216489

Dear Mr. Spencer:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all materials prepared by both financial advisors and shared with the ONEOK Partners conflicts committee and board and the ONEOK special committee and board and their representatives, including copies of all board books and summaries that were material to the decisions to approve the transactions.

2. We note your indication throughout your prospectus that the ONEOK management intends to recommend to the ONEOK board an increase to the quarterly dividend on the ONEOK common stock of approximately 21% to $.745 per share for the first dividend declaration date immediately following completion of the merger and ONEOK has announced an expectation of dividend growth of 9 to 11% annually through 2021. Because dividend increases are not assured, discuss the risks that the ONEOK board may choose not to implement the expected immediate increase, as well as future increases,

and the impact this will have on ONEOK Partners unitholders. Please also discuss whether this risk was considered by the ONEOK Partners conflicts committee and ONEOK Partners Board at the time they recommended the merger, considering your discussion of the background of the merger indicates that the ONEOK Partners conflicts committee would support the merger if these terms were satisfied.

Questions and Answers About the Merger and the Special Meetings, page ii

3. You state throughout your prospectus that a ONEOK Partners unitholder is expected to initially receive approximately 7% less in quarterly cash distributions after giving effect to the merger. You go on to say here and on page 21 that "through expected dividend growth over time, dividends are expected to exceed the amount of distributions ONEOK Partners unitholders currently receive." Please elaborate to provide the basis for your statement that distributions are expected to increase and exceed current amounts over time.

The Merger

Background of the Merger, page 34

4. Please discuss why by mid-October 2016 management had concluded that an acquisition of the common units of ONEOK Partners was likely to be "the most favorable of the strategic alternatives considered," and what made them pursue this strategic alternative now.

5. Please elaborate upon the other strategic alternatives considered by the ONEOK board and management at the meetings held on October 19, 2016, November 8, 2016, December 13, 2016, and January 24, 2017, including the various considerations and conclusions that were made, and why those alternatives were not pursued. Your revised disclosure should explain why the Potential Transaction was favored over the various strategic alternatives considered.

6. Please elaborate upon the "potential structuring alternatives to the proposed merger and certain preliminary financial benefits and considerations of such potential structuring alternatives," which Barclays discussed with the ONEOK Partners conflicts committee during their January 26, 2017 meeting, the various considerations and conclusions that were made, and why those alternatives were not pursued. Also, explain why the ONEOK Partners conflicts committee concluded from the meeting that the proposed merger was "an attractive strategic option for ONEOK Partners and its unaffiliated unitholders."

Unaudited Projected Financial Information, page 49

7. Please revise to provide the pro forma company information with respect to the "flat case" on page 52, as you seem to contemplate providing that information in the

introductory paragraph and it would be useful for readers to contrast it with the "expected case."

8. Considering both financial advisors appear to have relied upon Synergies or Expected Synergies and Expected Benefits in conducting certain analyses and arriving at their respective opinions, please revise to disclose this information.

<u>Opinion of the Financial Advisor to the ONEOK Partners Conflicts Committee, page 62</u>

9. In the discussion of this financial advisor's "Discounted Cash Flow Analysis," you refer to three sets of financial projections that were considered by your financial advisor. It does not appear that the third set of projections, the Research Case Projections, has been disclosed. Please revise or advise.

<u>The Merger Agreement, page 86</u>

10. Please revise the last sentence of the second paragraph to clarify the date by which it speaks, i.e., as of when should one "not read these representations…..as characterizations of the actual state of facts or condition of ONEOK or ONEOK Partners . . . ."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or me at 202-551-3720 with any other questions.


Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products


cc: Stephen Lake, General Counsel
        Frank Bayouth, Skadden, Arps, Slate Meagher & Flom LLP